UNITED STATES

SEC FILE NUMBER 001-38879
CUSIP NUMBER 08862E109
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-CEN	☐	Form N-CSR

For the Period Ended: September 27, 2025

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Beyond Meat, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

888 N. Douglas Street, Suite 100
Address of Principal Executive Office (Street and Number)

El Segundo, CA 90245
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Beyond Meat, Inc., a Delaware corporation (the “Company”), is unable to file its Quarterly Report on Form 10-Q for its fiscal quarter ended September 27, 2025 (the “Form 10-Q”), within the time period prescribed for such report without unreasonable effort or expense. As previously disclosed on Form 8-K filed on October 24, 2025, the Company expects to record a non-cash impairment charge related to certain of its long-lived assets in the three months ended September 27, 2025. Although the Company expects this charge to be material, the Company is not yet able to reasonably quantify the amount, and requires additional time, resources and effort to finalize its assessment. The Company expects to file the Form 10-Q no later than Wednesday, November 12, 2025.

In addition, the Company expects to report that a material weakness in the Company’s internal control over financial reporting existed as of September 27, 2025, related to controls associated with the accounting for non-recurring and complex transactions. Management has preliminarily concluded that inadequate technical resources are currently in place to effectively evaluate and determine the proper recording of such transactions, and the Company has begun to work on a remediation plan. As a result of the expected material weakness, the Company believes that its internal control over financial reporting was not effective, and its disclosure controls and procedures were not effective, as of September 27, 2025. Notwithstanding this determination, management does not anticipate making any adjustments to its previously issued financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Lubi Kutua	866	756-4112
	(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Beyond Meat, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 7, 2025	By:	/s/Lubi Kutua
Lubi Kutua
Chief Financial Officer and Treasurer